August 3, 2015

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attn: Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.
Amendment No 2 to Form 8-K
Filed June 26, 2015
File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd., a Nevada corporation (the “Company”), we are submitting this letter as a preliminary response to your Form 8-K comment letter dated July 6, 2015 (the “Letter”).

The Company has informed us that it needs additional time to complete the preparation of its responses and that it expects to be able to file a complete response to the Letter, along with a conforming amendment to its Current Report on Form 8-K (the “Form 8-K”) originally filed with the Commission on March 31, 2015 and as amended on May 20, 2015 and again on June 26, 2015, by this Friday, August 7, 2015. The Company is requesting an extension to this date because it needs the additional time to adequately prepare the Commission’s requested changes and additional information.

We thank you for your patience with respect to the timing of the Company’s submitting a response to the Letter and in the filing an amendment to the Form 8-K.

If you have any questions or comments with respect to the response that we have provided above, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Emily Drazan, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Securities and Exchange Commission

Quan Ji, Chief Executive Officer
China Energy Technology Corp., Ltd.